Exhibit 99.1

FOR IMMEDIATE RELEASE

Compugen to Receive Milestone Payment Triggered by
AstraZeneca’s Phase 2 Initiation of PD-1/TIGIT Bispecific

•	Advancement of AZD2936, a PD-1/TIGIT bispecific antibody derived from COM902, into Phase 2, triggers $7.5 million milestone payment from AstraZeneca

HOLON, ISRAEL, November 16, 2022 ––Compugen Ltd. (Nasdaq: CGEN), a clinical-stage cancer immunotherapy company and a pioneer in computational target discovery, announced today that it expects to receive a milestone payment of  $7.5 million from AstraZeneca, after AstraZeneca dosed the first patient in its ARTEMIDE Phase 2 study with AZD2936, a PD-1/TIGIT bispecific antibody derived from COM902, Compugen’s clinical-stage anti-TIGIT antibody.

“The advancement of AZD2936 into Phase 2 by AstraZeneca, a global leader in the development of oncology therapeutics, builds our confidence in the therapeutic potential of our anti-TIGIT antibody, COM902, ” said Anat Cohen-Dayag, Ph.D., President, and Chief Executive Officer of Compugen. “Like COM902, AZD2936 was engineered to reduce Fc effector functionality, with the potential to enhance anti-tumor activity. We believe that this is the optimal design and look forward to seeing how it plays out in the clinic.”

Dr. Cohen-Dayag added, “Our license agreement with AstraZeneca is part of our strategy to broaden opportunities for our pipeline and specifically capitalize on the potentially emerging promise of bispecific products while maintaining our focus on the development of COM902 as part of various combinations either by Compugen or in collaboration with future partners, including in combination with COM701 our potential first-in-class anti-PVRIG antibody.”

About the Compugen-AstraZeneca License Agreement
In 2018, Compugen and AstraZeneca entered into an agreement by which Compugen provided an exclusive license to AstraZeneca to use Compugen’s monospecific antibodies that bind to TIGIT, including COM902, for the development of bi-specific and multi-specific antibody products, excluding such bi-specific and multi-specific antibodies that also bind to PVRIG, PVRL2 and/or TIGIT. AstraZeneca is responsible for all research, development, and commercial activities. AstraZeneca has the right to create multiple products under this license. To date, Compugen has received a $10 million upfront payment, an additional $8 million in milestone payments and is entitled to an additional $7.5 million payment triggered by Phase 2 initiation, out of up to an aggregate milestone amount of $200 million that the Company is eligible to receive in development, regulatory and commercial milestones for the first product, as well as tiered royalties on future product sales. If additional bi or multi-specific products are developed based on Compugen’s monospecific antibodies that bind to TIGIT, additional milestones and royalties would be due to Compugen.

About the Study
Details are available on ClinicalTrials.gov, identifier: NCT04995523

About Compugen
Compugen is a clinical-stage therapeutic discovery and development company utilizing its broadly applicable predictive computational discovery capabilities to identify new drug targets and biological pathways for developing cancer immunotherapies. Compugen has developed two proprietary product candidates: COM701, a potential first-in-class anti-PVRIG antibody and COM902, a potential best-in-class antibody targeting TIGIT for the treatment of solid tumors. Partnered programs include bapotulimab, an antibody targeting ILDR2, in Phase 1 development, licensed to Bayer under a research and discovery collaboration and license agreement, and a PD-1/TIGIT bispecific derived from COM902 (AZD2936) in Phase 1/2 development by AstraZeneca through a license agreement for the development of bispecific and multi-specific antibodies. In addition, the Company’s therapeutic pipeline of early-stage immuno-oncology programs consists of programs aiming to address various mechanisms of immune resistance, including myeloid targets. The most advanced program, COM503 is about to enter pre-IND enabling studies. COM503 is a potential first-in-class, high affinity antibody targeting cytokine biology to enhance anti-tumor immunity in a differentiated manner. Compugen is headquartered in Israel, with offices in South San Francisco, CA. Compugen’s shares are listed on Nasdaq and the Tel Aviv Stock Exchange under the ticker symbol CGEN.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, as amended, and the safe-harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the current beliefs, expectations, and assumptions of Compugen. Forward-looking statements can be identified using terminology such as “will,” “may,” “expects,” “anticipates,” “believes,” “potential,” “plan,” “goal,” “estimate,” “likely,” “should,” “confident,” and “intends,” and similar expressions that are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Forward-looking statements include, but are not limited to, statements relating to our expectation to receive the milestone payment from AstraZeneca, COM902’s contribution to the clinical success of AZD2936, our anticipation of the advancement of the AZD2936 clinical program and our belief that reduced Fc effector functionality has the optimal design to potential enhance anti-tumor activity. These forward-looking statements involve known and unknown risks and uncertainties that may cause the actual results, performance, or achievements of Compugen to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Among these risks: the effect of the global COVID-19 pandemic may continue to negatively impact the global economy and may also adversely affect Compugen’s business; Compugen’s business model is substantially dependent on entering into collaboration agreements with third parties and Compugen may not be successful in generating adequate revenues or commercializing aspects of its business model; Compugen’s approach to the discovery of therapeutic products is based on its proprietary computational target discovery infrastructure, which is unproven clinically; and Compugen does not know whether it will be able to discover and develop additional potential product candidates or products of commercial value. These risks and other risks are more fully discussed in the “Risk Factors” section of Compugen’s most recent Annual Report on Form 20-F as filed with the Securities and Exchange Commission (SEC) as well as other documents that may be subsequently filed by Compugen from time to time with the SEC. In addition, any forward-looking statements represent Compugen’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Compugen does not assume any obligation to update any forward-looking statements unless required by law.

Company contact:
Yvonne Naughton, Ph.D.
Head of Investor Relations and Corporate Communications
Email: ir@cgen.com
Tel: +1 (628) 241-0071